UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BACTERIN INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

15644R 10 1

(CUSIP Number)

Guy S. Cook

246 Painted Hills Road

Bozeman, MT 59715

(406) 570-2658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05644R 10 1	SCHEDULE 13D

1.	Names of Reporting Persons: Guy S. Cook
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,760,049
	8.	Shared Voting Power 5,300,000
	9.	Sole Dispositive Power 4,760,049
	10.	Shared Dispositive Power 5,300,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,060,049
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05644R 10 1	SCHEDULE 13D

1.	Names of Reporting Persons: Susan Thornton Cook
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,300,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D amends and supplements Items 2, 3, 4, 5 and 6 to the initial Schedule 13D filed on May 12, 2011 (“Initial 13D”), as amended by Amendment No. 1 filed July 14, 2011 (“Amendment No. 1”), Amendment No. 2 filed June 5, 2012 (“Amendment No. 2”) and Amendment No. 3 filed June 25, 2012 (“Amendment No. 3”) relating to the Common Stock, $0.000001 par value per share, of Bacterin International Holdings, Inc., a Delaware corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Initial 13D, as previously amended, remains unchanged.

Item 2. Identity and Background.

a.	The Reporting Persons filing this statement are Guy S. Cook and his spouse, Susan Thornton Cook. It was previously disclosed in Amendment No. 3 that the Timothy Shane Cook Trust created under the Cook 2012 Gift Trust, the Steven Thomas Cook Trust created under the Cook 2012 Gift Trust and the Michelle Allison Cook Trust created under the Cook 2012 Gift Trust (collectively, the “Trusts”) were Reporting Persons; however, as noted in Amendment No. 3, none of the Trusts owned over 5% of the Issuer’s Common Stock. Accordingly, the Trusts are no longer included as Reporting Persons. Mrs. Cook is now included as a Reporting Person because she shares power to direct the voting of the shares of the Issuer’s Common Stock held by the Trusts.

b.	The business address of both Reporting Persons is 246 Painted Hills Road, Bozeman, MT 59715.

c.	Mr. Cook is President of One World Group Ltd., an international medical tourism company. Mrs. Cook is retired.

d.	Neither of the Reporting Persons, within the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Neither of the Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 4 relates to (i) the purchase of an aggregate of 165,000 shares of the Issuer’s Common Stock in open market transactions for an aggregate purchase price of $111,366.00 using personal funds, (ii) the disposition of an aggregate of 2,037,539 shares of the Issuer’s Common Stock in open market transactions for an aggregate sale price of $1,069,327.20, (iii) the disposition of 134,412 shares issuable upon the exercise of warrants for no consideration, and (iv) the disposition of 25,000 shares issuable upon the exercise of options for no consideration; such acquisitions and dispositions are described more fully in Item 5(c).

Item 4. Purpose of the Transaction.

Mr. Cook is the founder of the Issuer and served as its chairman, chief executive officer and president until April 2013. Prior to the date of this report, the Reporting Persons acquired the shares of Common Stock reported herein solely for investment purposes, and not with any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, because the Reporting Persons now believe that the Issuer would be better able to realize its full value as a private entity, the Reporting Persons plan to engage legal and financial advisers to assist them in evaluating alternatives for taking the Issuer private.

In connection with this evaluation, the Reporting Persons may consider all alternatives available to them, including purchasing additional shares of the Common Stock or other securities of the Issuer, either on the market or in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise; suggesting or proposing to the Issuer’s management or Board of Directors, or taking a position with respect to, an extraordinary corporate transaction, sale or transfer of assets of the Issuer, changes in the Board or management of the Issuer, changes in the Issuer’s business or corporate structure, and/or delisting the Issuer’s Common Stock from the NYSE MKT (or other securities market or inter-dealer quotation system) and terminating registration of the Issuer’s Common Stock under the Securities Exchange Act of 1934, as amended; and disposing of all or a portion of their investment in the Issuer in a privately negotiated transaction or series of transactions. The Reporting Persons may discuss such matters with management or directors of the Issuer, potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors.

The factors described in the preceding paragraph may materially affect, and result in, the Reporting Persons’: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, market price of the Common Stock, conditions in the securities markets generally, general economic conditions, industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their intentions and plans at any time.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number of shares and percentage of the Issuer’s Common Stock beneficially owned by each Reporting Person:

Reporting Person	Shares Beneficially Owned		Percentage
Guy S. Cook	10,060,049	(1)	19.4	% (3)
Susan Thornton Cook	5,300,000	(2)	10.2	% (3)

(1)	Includes 5,300,000 shares of Common Stock held of record by the Trusts (the “Trust Shares”).
(2)	Comprised solely of the Trust Shares. Mrs. Cook does not have any power to vote or direct the vote, or to dispose or direct the disposition of, the shares held of record by Mr. Cook; accordingly, the 4,760,049 shares of the Issuer’s Common Stock held of record by Mr. Cook are not included in Mrs. Cook’s beneficial ownership and Mrs. Cook disclaims benefical ownership of such shares.
(3)	Percentage calculation based on 51,744,136 shares of the Issuer’s Common Stock outstanding as of November 13, 2013, as reported in the Issuer’s Form 10-Q filed on November 14, 2013.

(b)	The following table sets forth the number of shares of the Issuer’s Common Stock as to which each Reporting Person has (i) sole power to vote or direct the voting, (ii) sole power to dispose or to direct the disposition, (iii) shared power to vote or direct the voting and (iv) shared power to dispose or direct the disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting Power		Shared Power of Disposition
Guy S. Cook	4,760,049	4,760,049	5,300,000	(1)	5,300,000	(1)
Susan Thornton Cook	0	0	5,300,000	(1)	0

(1)	Represents the Trust Shares.

(c)	As of June 15, 2012 (the date of Amendment No. 3), Mr. Cook beneficially owned 12,092,000 shares of the Issuer’s Common Stock, of which 6,000,000 shares were held indirectly through the Trusts, 134,412 shares were issuable upon the exercise of warrants held by Mr. Cook and 25,000 shares were issuable upon the exercise of stock options held by Mrs. Cook. The following table sets forth information about Mr. Cook’s purchases and sales of shares of Common Stock in open market transactions since June 15, 2012:

Transaction Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share ($)
9/11/2012	5,000	—	1.71
6/7/2013	—	88,000	0.5614
6/10/2013	—	13,400	0.56
6/11/2013	—	21,000	0.56
6/12/2013	—	2,600	0.55
6/13/2013	—	175,000	0.55
6/18/2013	—	372,859	0.523
9/20/2013	—	30,000	0.60
9/30/2013	—	137,000	0.6392
12/11/2013	—	160,000	0.4221
12/26/2013	—	64,380	0.5309
1/7/2014	—	273,300	0.53
1/15/2014	160,000	—	0.6426

As of June 15, 2012 (the date of Amendment No. 3), the Trusts held an aggregate of 6,000,000 shares of the Issuer’s Common Stock. The following table sets forth information about sales of shares of Common Stock by the Trusts in open market transactions since June 15, 2012:

Transaction Date	Number of Shares Sold	Price Per Share ($)
8/28/2013	400,000	0.5596
12/24/2013	300,000	0.44

In addition, since June 15, 2012 (the date of Amendment No. 3), the following securities of the Issuer have expired in accordance with their respective terms: (i) warrants held by Mr. Cook for the purchase of 134,412 shares of the Issuer’s Common Stock and (ii) options held by Mrs. Cook for the purchase for 25,000 shares of the Issuer’s Common Stock.

(d)	The trustee of the Trusts is Deutsche Bank Trust Company Delaware, and the beneficiaries of the Trusts are the Reporting Persons’ children: Timothy Shane Cook (1,700,000 shares), Steven Thomas Cook (1,800,000 shares) and Michelle Allison Cook (1,800,000 shares).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The legal rights related to the Trusts include the following: (a) Mr. Cook is the investment advisor with authority to direct the trustee to retain or dispose of the Trust Shares; (b) Mr. and Mrs. Cook share the power to direct the trustee with respect to voting the Trust Shares; (c) the Reporting Persons’ children are the beneficiaries of the Trusts; (d) Deutsche Bank Trust Company Delaware is the trustee of the Trusts; (e) when the beneficiaries of the Trusts reach twenty-five years of age, they may become co-trustees of their respective trusts; and (f) the primary purpose of the Trusts is for the health, support and education of the beneficiaries.

As described in Amendment No. 2, Mr. Cook previously transferred 1,000,000 shares of the Issuer’s Common Stock to a lender in connection with certain loan and pledge agreements dated June 4, 2012. Pursuant to the terms of such agreements, Mr. Cook had a right to the return of the pledged shares upon repayment of the loan. Mr. Cook forfeited this right of return and the shares were sold by the lender on or about May 1, 2013.

The shares held by the Reporting Persons are no longer subject to the Shareholder Lock-up Agreement incorporated by reference in the Initial 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2014

GUY S. COOK

/s/ Guy S. Cook
Guy S. Cook

SUSAN THORNTON COOK

/s/ Susan Thornton Cook
Susan Thornton Cook